UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Final Amendment)

Ares Core Infrastructure Fund
(Name of Issuer)
Ares Core Infrastructure Fund
(Name of Person(s) Filing Statement)
Class I Shares of Beneficial Interest
(Title of Class of Securities)
04021D108, 04021D207
(CUSIP Number of Class of Securities)
Class D Shares of Beneficial Interest
(Title of Class of Securities)
04021D306
(CUSIP Number of Class of Securities)
Class N Shares of Beneficial Interest
(Title of Class of Securities)
04021D405
(CUSIP Number of Class of Securities)
Class S Shares of Beneficial Interest
(Title of Class of Securities)
04021D504
(CUSIP Number of Class of Securities)

Noah Ehrenpreis
Ares Core Infrastructure Fund
245 Park Avenue, 44th Floor
New York, NY 10167
(212) 750-7300
(Name, Address and Telephone No. of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

COPIES TO:
Monica J. Shilling, P.C. Van Whiting Kirkland & Ellis LLP 2049 Century Park East, 37th Floor Los Angeles, California 90067 (310) 552-4200	Nicole M. Runyan, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800
November 20, 2025
(Date Tender Offer First Published, Sent or Given to Security Holders)
☐
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on November 20, 2025 by Ares Core Infrastructure Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 5% of its outstanding shares of beneficial interest (including Class I common shares of beneficial interest, Class D common shares of beneficial interest, Class N common shares of beneficial interest and Class S common shares of beneficial interest, collectively, the “Shares”) as of October 31, 2025, at a price equal to the net asset value per Share of the applicable Class as of November 28, 2025 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”). As described in the Offer to Purchase, the Fund reserved the right in its sole discretion to purchase additional outstanding Shares representing up to 2.0% of the Fund’s outstanding Shares without amending or extending the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended.
This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.
The following information is furnished pursuant to Rule 13e-4(c)(4):
1.
The Offer expired at 11:59 p.m., Eastern Time, on December 19, 2025.

2.
470,577.985 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 100% of the Shares of the Fund that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1).

3.
The aggregate net asset value of Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $11,783,460.96.

4.
The payment of the purchase price of the Shares tendered was made in the form of cash to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Pursuant to the Offer, the Fund paid on or about December 26, 2025 to the tendering Shareholders a total of $11,778,645.46, representing the net asset value of the total amount of the Shares tendered by Shareholders, less the early repurchase deduction, as applicable. The Shares were repurchased at a price of $25.0404 per Share, which was the net asset value per Share of the applicable class as of the Valuation Date, less the early repurchase deduction, as applicable.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ARES CORE INFRASTRUCTURE FUND
By:
/s/ Keith Derman

Name: Keith Derman
Title:   Co-Chief Executive Officer and Trustee
Dated: December 29, 2025

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